UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 17, 2013

Commission File Number: 333-158336

Tiger Media, Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Room 450, East Office Tower, Shanghai Centre, No.1376 Nan Jing W. Road Jing’an District, Shanghai, China 200040
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

At the Annual Meeting of Stockholders of Tiger Media, Inc. (the “Company”) for
2013, held on December 17, 2013, the Company’s stockholders considered six proposals.

Proposal 1 – To elect Mr. Robert Fried as a director of the Company to serve until the 2014 Annual Meeting of Stockholders.

The results of the voting for Proposal 1 were as follows:

For – 17,497,234
Against – 514,758
Abstain – 21,685

Based on the votes set forth above, Mr. Fried was duly elected.

Proposal 2 – To elect Mr. Chi-Chuan (Frank) Chen as a director of the Company to serve until the 2014 Annual Meeting of Stockholders.

The results of the voting for Proposal 2 were as follows:

For – 17,673,503
Against – 333,489
Abstain – 26,865

Based on the votes set forth above, Mr. Chen was duly elected.

Proposal 3 – To elect Mr. Yunan (Jeffrey) Ren as a director of the Company to serve until the 2014 Annual Meeting of Stockholders.

The results of the voting for Proposal 3 were as follows:

For – 17,673,503
Against – 333,489
Abstain – 26,865

Based on the votes set forth above, Mr. Ren was duly elected.

Proposal 4 – To elect Mr. Steven D. Rubin as a director of the Company to serve until the 2014 Annual Meeting of Stockholders.

The results of the voting for Proposal 4 were as follows:

For – 17,580,878
Against – 330,114
Abstain – 122,865

Based on the votes set forth above, Mr. Rubin was duly elected.

Proposal 5 – To elect Mr. Peter W.H. Tan as a director of the Company to serve until the 2014 Annual Meeting of Stockholders.

The results of the voting for Proposal 5 were as follows:

For – 17,678,853
Against – 330,139
Abstain – 24,865

Based on the votes set forth above, Mr. Tan was duly elected.

Proposal 6 – Approval of the amendment to the Company’s Amended and Restated
2008 Share Incentive Plan (the “2008 Plan”) by increasing the number of authorized ordinary shares available for grant under the 2008 Plan from
4,500,000 ordinary shares to 6,000,000 ordinary shares.

The results of the voting for Proposal 6 were as follows:

For – 16,838,025
Against – 1,072,367
Abstain – 123,465

Based on the votes set forth above, the amendment to the 2008 Plan was approved.

No other matters were considered or voted upon at the meeting.

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tiger Media, Inc.

Date: December 18, 2013	By:	Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer